UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 6-K
________________________
CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2023

Commission File Number: 001-39829

_________________________
COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)
______________________

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐
_______________________

On September 6, 2023, Cognyte Software Ltd. (the “Company”) held an Annual General Meeting of its shareholders (the “Meeting”), at the Company’s headquarters at 33 Maskit Street, Herzliya Pituach, 4673333, Israel.
    At the Meeting, the Company’s shareholders voted upon the proposals which were described in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 1, 2023 (the “Notice of General Meeting”).
The following proposals were approved in the Meeting by the requisite majority of the shareholders:
•the proposals to re-elect each of Ms. Dafna Sharir and Mr. Avi Cohen as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders for the fiscal year ending January 31, 2027, and until their respective successors are duly elected and qualified; and
•the proposal to approve the re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, and a member of the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
The following proposal was not approved in the Meeting by the requisite majority of the shareholders:
◦the proposal to approve amendments to the terms of employment of Mr. Elad Sharon, the Company’s Chief Executive Officer, as further detailed in the Notice of General Meeting.
This Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-252565).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.
Date:	September 8, 2023
By: /s/ Elad Sharon
Name: Elad Sharon
Title: Chief Executive Officer